

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

By U.S. Mail and facsimile to 888-310-2646

Daniel McCormick
Chief Executive Officer
Diamond Information Institute, Inc.
2300 W. Sahara Avenue, Suite 800
Las Vegas, Nevada 89102

> **Re:** **Diamond Information Institute, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 333-149978**

Dear Mr. McCormick:

We have reviewed your supplemental response letter dated November 8, 2010 and have the following comments.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements, page F-2
Note 1.- Nature of Operations and Business Continuity. page F-6

1. We read your responses to comments one, two, and four to our letter dated October 26, 2010 and await the filing of your amended Form 10-K for the year ended December 31, 2009. Further, it appears Bergio International Inc. acquired the net assets of Diamond Information Institute, Inc ("Diamond") via the share exchange and subsequently sold the shares in Diamond to an unrelated third party. If so, then please revise your disclosure in your amended Form 10-K accordingly.

2. We read your response to comment five to our letter dated October 26, 2010 and await the filing of your amended Form 10-Q for the quarter ended June 30, 2010. Please also revise your Controls and Procedures disclosure in your Form 10-Q for the period ended June 30, 2010. In this regard, we note the officers disclosed under Item 4T are no longer the officers of the Company. Further, please tell us if your certifying officers have considered the effect of the restatement on the accuracy of prior disclosures regarding your disclosure controls and procedures under Items 307

of Regulation S-K for the period ended June 30, 2010. Lastly, please remove the report on <u>internal controls over financial reporting</u> for the period ended December 31, 2009 which was not required to be included in a Form 10-Q filing.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding these comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief